Hongkong Electric Holdings Ltd

Ho... d, Hong Kong.
Tel... Cables: Electric
Fac... nail@hec.com.hk

Plea... to
PO B... Hong Kong

06013855

12th May 2006

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

1. Press Announcement published in the newspapers on 12th May 2006 regarding the Company's Poll Results of Annual General Meeting

2. Press Announcement published in the newspapers on 12th May 2006 regarding Re-designation of Director & Appointment of Alternate Director

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

dlw 5/31

Enc.
LW/jh

PROCESSED
MAY 3 1 2006
THOMSON
FINANCIAL

香港電燈集團有限公司

Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock code: 006)

POLL RESULTS OF THE RESOLUTIONS PROPOSED AT THE ANNUAL GENERAL MEETING

The Company is pleased to announce the results of the poll conducted in respect of the resolutions proposed at the Annual General Meeting of the Company held on 11th May, 2006 ("AGM") as follows:

	RESOLUTIONS	NO. OF VOTES (%) FOR	NO. OF VOTES (%) AGAINST
1.	To receive the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2005.	1,358,216,969 (99.9997)	4,000 (0.0003)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
2.	(a) To declare a final dividend of HK$1.01 per share.	1,394,198,038 (99.9997)	4,000 (0.0003)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
	(b) To declare a special dividend of HK$0.73 per share.	1,394,234,749 (99.9997)	4,000 (0.0003)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
3.	(a) To elect Mr. Neil Douglas McGee as a Director.	1,385,912,474 (99.5937)	5,653,609 (0.4063)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
	(b) To elect Mr. Wan Chi Tin as a Director.	1,385,967,292 (99.5937)	5,653,609 (0.4063)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
	(c) To elect Mr. Ralph Raymond Shea as a Director.	1,388,996,422 (99.8138)	2,590,750 (0.1862)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
	(d) To elect Mr. Wong Chung Hin as a Director.	1,080,749,278 (78.3127)	299,294,717 (21.6873)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
4.	To appoint KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.	1,394,486,218 (99.9992)	10,550 (0.0008)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
5.	To give a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital of the Company.	1,047,731,298 (75.4618)	340,695,041 (24.5382)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
6.	To give a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital of the Company.	1,393,200,212 (99.9512)	680,042 (0.0488)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
7.	To add the number of shares repurchased to the general mandate given to the Directors to issue additional shares.	1,390,926,122 (99.7840)	3,011,363 (0.2160)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.		
8.	To amend the Articles of Association of the Company.	1,391,504,185 (99.9519)	670,013 (0.0481)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a Special Resolution.		

* The above percentages are rounded to the nearest four decimal places.

The total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM is 2,134,261,654 shares. No shareholder was required to vote only against any of the resolutions at the AGM.

Computershare Hong Kong Investor Services Limited acted as scrutineer for the poll at the AGM.

For and on behalf of
Hongkong Electric Holdings Limited
Lillian Wong
Company Secretary

Hong Kong, 11th May, 2006

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan, (also alternate to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing Lam, Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT and Mr. WAN Chi Tin.
Non-executive Directors:	Mr. Ronald Joseph ARCULLI, Mr. George Colin MAGNUS and Mr. YEE Lup Yuen, Ewan.
Independent Non-executive Directors:	Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung Hin.

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(於香港註冊成立之有限公司)
(股份代號：006)

股東週年大會投票表決結果

本公司欣然宣佈於二零零六年五月十一日舉行之股東週年大會(「該股東週年大會」)上提呈之議案的投票表決結果如下：

	議案	票數 (%)	
		贊成	反對
1.	接納本公司截至二零零五年十二月三十一日止年度之年結及董事局與核數師報告書。	1,358,216,969 (99.9997)	4,000 (0.0003)
	由於贊成票數超過50%，議案通過為普通決議案。		
2.	(a) 宣派末期股息每股港幣一元零一分。	1,394,198,038 (99.9997)	4,000 (0.0003)
	由於贊成票數超過50%，議案通過為普通決議案。		
	(b) 宣派特別股息每股港幣七角三分。	1,394,234,749 (99.9997)	4,000 (0.0003)
	由於贊成票數超過50%，議案通過為普通決議案。		
3.	(a) 選舉麥堅先生為董事。	1,385,912,474 (99.5937)	5,653,609 (0.4063)
	由於贊成票數超過50%，議案通過為普通決議案。		
	(b) 選舉尹志田先生為董事。	1,385,967,292 (99.5937)	5,653,609 (0.4063)
	由於贊成票數超過50%，議案通過為普通決議案。		
	(c) 選舉余頌平先生為董事。	1,388,996,422 (99.8138)	2,590,750 (0.1862)
	由於贊成票數超過50%，議案通過為普通決議案。		
	(d) 選舉黃頌顯先生為董事。	1,080,749,278 (78.3127)	299,294,717 (21.6873)
	由於贊成票數超過50%，議案通過為普通決議案。		
4.	聘請畢馬威會計師事務所為本公司之核數師，並授權董事會釐定其酬金。	1,394,486,218 (99.9992)	10,550 (0.0008)
	由於贊成票數超過50%，議案通過為普通決議案。		
5.	授權董事發行不超過本公司已發行股本百分之二十之新增股份。	1,047,731,298 (75.4618)	340,695,041 (24.5382)
	由於贊成票數超過50%，議案通過為普通決議案。		
6.	授權董事購回不超過本公司已發行股本百分之十之股份。	1,393,200,212 (99.9512)	680,042 (0.0488)
	由於贊成票數超過50%，議案通過為普通決議案。		
7.	授權董事增發之新股可加上本公司購回之股份數額。	1,390,926,122 (99.7840)	3,011,363 (0.2160)
	由於贊成票數超過50%，議案通過為普通決議案。		
8.	修訂本公司組織章程細則。	1,391,504,185 (99.9519)	670,013 (0.0481)
	由於贊成票數超過75%，議案通過為特別決議案。		

* *以上百份比以小數點後四個位計算。*

股東有權出席該股東週年大會並可在會上就所有議案投贊成票或反對票的股份總數為2,134,261,654股。沒有股東須就任何議案祇投反對票。

香港中央證券登記有限公司擔任該股東週年大會投票表決的監察員。

香港電燈集團有限公司
公司秘書
黃莉華

香港，二零零六年五月十一日

於本公佈日期，本公司董事為：

執行董事：	霍建寧先生(主席)、曹棨森先生(集團董事總經理)、周胡慕芳女士(亦為霍建寧先生及陸法蘭先生之替任董事)、甄達安先生、甘慶林先生、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生及尹志田先生。
非執行董事：	夏佳理先生、麥理思先生及余立仁先生。
獨立非執行董事：	顧浩格先生、余頌平先生及黃頌顯先生。

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock code: 006)

RE-DESIGNATION OF DIRECTOR
APPOINTMENT OF ALTERNATE DIRECTOR

The Board of Directors of Hongkong Electric Holdings Limited (the "Company") announces that Mrs. CHOW WOO Mo Fong, Susan is re-designated from a Non-executive Director to an Executive Director and appointed as Alternate Director to Mr. Frank Sixt, an Executive Director of the Company, with effect from today.

Mrs. CHOW WOO Mo Fong, Susan, aged 52, has been a Non-executive Director of the Company since 1996. She is the Deputy Group Managing Director of Hutchison Whampoa Limited ("HWL"), an Executive Director of Cheung Kong Infrastructure Holdings Limited ("CKI") and Hutchison Harbour Ring Limited, a Non-executive Director of TOM Group Limited, and a Director of Hutchison Telecommunications (Australia) Limited ("HTAL"), Partner Communications Company Ltd. and Hutchison Global Communications Holdings Limited ("HGCHL"). She is also an Alternate Director of Hutchison Telecommunications International Limited ("HTIL"), TOM Online Inc., HTAL and CKI. She was previously a Non-executive Director of HTIL (resigned on 21st December 2005). All the companies named hereinabove except HGCHL are listed public companies. Mrs. Chow acts as a Director of the substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"), namely HWL, CKI, Interman Development Inc., Monitor Equities S.A., Univest Equity S.A., Venniton Development Inc., Hutchison International Limited and Hutchison Infrastructure Holdings Limited. Save as disclosed above, she does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company.

Mrs. Chow is a solicitor of the High Court of the Hong Kong Special Administrative Region and the Supreme Court of England and Wales. She holds a Bachelor's degree in Business Administration. Mrs. Chow does not have any interest in the shares of the Company within the meaning of Part XV of the SFO. There is no service contract entered into between Mrs. Chow and the Company. Pursuant to the Company's Articles of Association, Mrs. Chow is subject to retirement by rotation once every three years and will be eligible for re-election. She is currently entitled to a Director's fee of HK$70,000 per annum.

Save for the information disclosed above, there is no other information concerning Mrs. Chow that is required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
HONGKONG ELECTRIC HOLDINGS LIMITED
Lillian Wong
Company Secretary

Hong Kong, 11th May, 2006

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan, (also alternate to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing Lam, Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT and Mr. WAN Chi Tin.
Non-executive Directors:	Mr. Ronald Joseph ARCULLI, Mr. George Colin MAGNUS and Mr. YEE Lup Yuen, Ewan.
Independent Non-executive Directors:	Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung Hin.

香港經濟日報 2006年5月12日

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(於香港註冊成立之有限公司)
(股份代號：006)

董事調職
委任替任董事

香港電燈集團有限公司(「本公司」)董事局宣佈，由是日起，周胡慕芳女士由非執行董事調任為執行董事，並獲委任為本公司執行董事陸法蘭先生之替任董事。

周胡慕芳女士，五十二歲，由一九九六年起擔任本公司非執行董事。周女士為和記黃埔有限公司(「和黃」)副集團董事總經理、長江基建集團有限公司(「長江基建」)及和記港陸有限公司執行董事、TOM集團有限公司非執行董事，以及Hutchison Telecommunications (Australia) Limited(「HTAL」)、Partner Communications Company Ltd.及和記環球電訊控股有限公司(「和記環球」)董事。周女士亦為和記電訊國際有限公司(「和記電訊國際」)、TOM在線有限公司、HTAL及長江基建之替任董事。周女士曾擔任和記電訊國際非執行董事(於二零零五年十二月二十一日辭任)。上述所有公司(除和記環球外)均為上市公眾公司。周女士擔任根據證券及期貨條例(「證券及期貨條例」)第XV部屬本公司主要股東，即和黃、長江基建、Interman Development Inc.、Monitor Equities S.A.、Univest Equity S.A.、Venniton Development Inc.、和記企業有限公司及Hutchison Infrastructure Holdings Limited之董事。除上文所披露者外，周女士與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。

周女士為香港特別行政區高等法院及英國最高法院之執業律師，並持有商業管理學士學位。根據證券及期貨條例第XV部，周女士並無擁有本公司股份之任何權益。周女士與本公司並無訂立服務合約。根據本公司之章程細則，周女士須每三年輪值告退，並合資格膺選連任。周女士現時可收取董事酬金每年港幣七萬元。

除上文所披露之資料外，概無其他有關周女士之資料根據香港聯合交易所有限公司證券上市規則第13.51(2)條之任何規定而須披露。

承董事局命
香港電燈集團有限公司
公司秘書
黃莉華

香港，二零零六年五月十一日

於本公佈日期，本公司董事為：

執行董事：	霍建寧先生(主席)、曹棨森先生(集團董事總經理)、周胡慕芳女士(亦為霍建寧先生及陸法蘭先生之替任董事)、甄達安先生、甘慶林先生、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生及尹志田先生。
非執行董事：	夏佳理先生、麥理思先生及余立仁先生。
獨立非執行董事：	顧浩格先生、佘頌平先生及黃頌顯先生。